

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2009

Mr. Robert D. Daleo
Chief Financial Officer
Thomson Reuters
3 Times Square
New York, NY 10036

     Re:    **Thomson Reuters Corporation
Form 40-F for the fiscal year ended December 31, 2008
Thomson Reuters PLC
Form 20-F for the fiscal year ended December 31, 2008
File No. 01-31349**

Dear Mr. Daleo:

     We have completed our reviews of your Form 40-F and Form 20-F and have no further comments at this time.

          Sincerely,

          Lyn Shenk
          Branch Chief